May 27, 2010

VIA EDGAR AND FACSIMILE

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Fax: (703) 813-6968

Attn:       Mr. John Hartz

Senior Assistant Chief Accountant

Re:          Northern Technologies International Corporation

Form 10-K for the Year Ended August 31, 2009

File Number: 1-11038

Dear Mr. Hartz:

This letter is in response to your letter, dated May 13, 2010, to the undersigned as Chief Financial Officer of Northern Technologies International Corporation (“NTIC”), regarding NTIC’s annual report on Form 10-K for the fiscal year ended August 31, 2009.

For your convenience, please note that your comments are repeated below in italicized type, and the numbered items below correspond to the number of the corresponding comment set forth in your letter.  Our responses are provided below each comment.

Form 10-K for the fiscal year ended August 31, 2009

Business — Corporate Joint Ventures and Holding Companies, page 2

1              Comment:  We note your response to prior comment two; however, please supplementally quantify for us the impact that not consolidating Polymer Energy LLC had on your financial statements during each period that your interest exceeded 50%.

Response:  We supplementally advise the Staff that Polymer Energy LLC did not have any financial activity including assets, liabilities, capital contributions, revenues or expenses as of or prior to November 30, 2009.

During the six months ended February 28, 2010, Polymer Energy LLC received license fees and distributed these fees immediately to its owners.  NTIC recorded these proceeds as Fees for technical support of corporate joint ventures in the amount of $101,587 in its consolidated financial statements for the three and six months ended February 28, 2010.  Amounts distributed to the minority ownership of Polymer Energy LLC were $60,952 during the same periods.  This was all of the financial activity of Polymer Energy LLC for the three and six months ended

February 28, 2010.  We consider the impact of consolidation of these results to be immaterial to our consolidated financial statements for the three and six months ended February 28, 2010.

MD&A — Results of Operations

2.             Comment:  We note that you include a tabular presentation of the net sales of your corporate joint ventures and holding companies for each period presented.  In order to avoid any confusion between your product sales and the product sales of your corporate joint ventures, please remove this tabular presentation and other narrative disclosures of joint venture product sales from your MD&A in annual and quarterly filings.  It appears to us that it would be more appropriate for you to address changes in fees for technical support and other services provided to corporate joint ventures by disclosing and discussing the percentage change in such fees relative to the percentage change in joint venture product sales.

Response:  As requested, in future annual and quarterly filings we will remove the tabular presentation and other narrative disclosures of joint venture product sales from our MD&A section.  In addition, we will address changes and percentage changes in fees for technical support and other services provided to corporate joint ventures relative to joint venture sales.

Liquidity and Capital Resources, page 37

3.             Comment:  We note your response to prior comment seven and request that you provide us your proposed disclosures supplementally.  Please ensure that your disclosures separately address days outstanding for trade receivables excluding corporate joint ventures, trade receivables from corporate joint ventures, and fees receivable from corporate joint ventures.  Also, please tell us the amounts of each type of outstanding receivable as of August 31, 2009 and February 28, 2010 subsequently collected in cash.

Response:  We supplementally provide the Staff the following proposed disclosures which would have been made in our annual report on Form 10-K for the fiscal year ended August 31, 2009 and our quarterly report on Form 10-Q for the fiscal quarter ended February 28, 2010 and similar disclosures of which will be made in our future annual and quarterly filings:

Annual Report on Form 10-K for Fiscal Year Ended August 31, 2009

“Our cash flow from operations is impacted by significant changes in certain components of our working capital.  Our trade receivables excluding corporate joint ventures as of August 31, 2009 decreased $588,000 from the end of prior fiscal year, primarily related to the decrease in our revenues during the fiscal year ended August 31, 2009 as compared to the prior fiscal year. Our balances outstanding from these customers as of August 31, 2009 increased three days from our balances outstanding from these customers as of August 31, 2008.  Our trade receivables from corporate joint ventures as of August 31, 2009 increased $132,000 from the end of prior fiscal year, primarily due to shipment to our Indian joint venture of product related to our Natur-Tec business, which also resulted in an increase of our outstanding balances of 86 days.  Our fees receivable from corporate joint ventures balance as of August 31, 2009 decreased $1,305,000 from the end of prior fiscal year, primarily resulting from a decrease in revenues generated by our corporate joint ventures during the fiscal year ended August 31, 2009 as compared to the prior fiscal year.  Our fees recorded for the fourth fiscal quarter ended August 31, 2009 declined $801,000 from the fourth fiscal quarter ended August 31, 2008; however, balances outstanding as of August 31, 2009 were just two days greater than as of August 31, 2008.”

Quarterly Report on Form 10-Q for Fiscal Quarter Ended February 28, 2010

“Our cash flow from operations is impacted by significant changes in certain components of our working capital.  Our trade receivables excluding corporate joint ventures as of February 28, 2010 increased $597,000 from August 31, 2009, primarily related to the increase in our revenues for the second fiscal quarter ended February 28, 2010 as compared to the fourth fiscal quarter ended August 31, 2009. Our balances outstanding from these customers as of February 28, 2010 increased 11 days from our balances outstanding from these customers as of August 31, 2009.  Our trade receivables from corporate joint ventures as of February 28, 2010 increased $555,000 from August 31, 2009, primarily due to shipments to our Indian joint venture of product related to our Natur-Tec business, and Zerust products to our Korean joint venture and ASEAN holding company during the second fiscal quarter ended February 28, 2010, which also resulted in an increase of our outstanding balances from our trade receivables from corporate joint ventures as of February 28, 2010 of 69 days from our balances outstanding from these customers as of August 31, 2009.  Our fees receivable from corporate joint ventures balance as of February 28, 2010 decreased $114,000 as compared to August 31, 2009, primarily resulting from an annual payment required under contract with one of our corporate joint ventures during the second fiscal quarter ended February 28, 2010.  This payment, in conjunction with higher fees for the second fiscal quarter ended February 28, 2010 compared to the fourth fiscal quarter ended August 31, 2009 resulted in a decrease of 133 days of fees receivable outstanding as of February 28, 2010 as compared to August 31, 2009.”

We also supplementally provide the Staff the following information regarding the amounts of each type of outstanding receivables as of August 31, 2009 and February 28, 2010 and subsequently collected in cash:

		Subsequent Collections
Receivables:	31-Aug-09
Trade receivables excluding corporate joint ventures	$1,373,802	$1,121,584
Trade receivables from corporate joint ventures	662,954	366,198
Fees receivable from corporate joint ventures	1,760,602	1,716,338

Receivables:	28-Feb-10
Trade receivables excluding corporate joint ventures	$1,971,099	$1,710,634
Trade receivables from corporate joint ventures	1,218,252	825,282
Fees receivable from corporate joint ventures	1,646,138	1,152,453

Consolidated Financial Statements

Consolidated Statements of Operations, page 45

4.             Comment:  We read your response to prior comment nine; however, it appears to us that your income statement format should be revised.  We do not believe that essentially presenting two operating income sub-totals on the face of your statements of operations is appropriate.  We also do not believe that the allocations of expenses between North American operations and corporate joint ventures and holding companies are necessarily indicative of the separate operations of each.  Therefore, please amend your Form 10-K and subsequent Forms 10-Q to present a one step income statement format with revenues and other income (including gain on asset sales) on top and all operating, joint venture and other expenses and losses below to come to a pretax income line item.  Alternatively, we would consider a modified one step income statement format with operating revenues and other income on top and operating expenses and losses below to come to an operating income line item followed by non-operating income and expenses.  Since your joint ventures appear to be an integral part of your operations, we would not object to your inclusion of equity income from your joint ventures in operating income.

Response:  The intent of our historical consolidated statements of operations presentation was to provide users of our consolidated financial statements with relevant information to evaluate our historical financial performance.  We believe our business model is unique; and, therefore, unique presentation of our operations is necessary.  Although we believe our historical consolidated statements of operations presentation was appropriate, we understand the Staff’s concern expressed in its comment and as described to us in more detail during our telephone conversation on May 20, 2010.  Accordingly, we propose to the Staff that we prepare our future annual and quarterly consolidated financial statements using the following revised consolidated statements of operations presentation:

CONSOLIDATED STATEMENTS OF OPERATIONS YEARS ENDED AUGUST 31, 2009 AND 2008

	2009	2008
NORTH AMERICAN OPERATIONS:
Net sales, excluding joint ventures and holding companies	$7,428,499	$10,890,652
Net sales, joint ventures and holding companies	1,146,809	1,800,100
	8,575,308	12,690,752
Cost of goods sold	5,620,668	7,638,690
Gross profit	2,954,640	5,052,062

JOINT VENTURES AND HOLDING COMPANIES:
Equity in income of joint ventures and holding companies	367,238	3,792,197
Gain on sale of corporate joint venture	—	172,767
Fees for services provided to corporate joint ventures	3,378,193	5,956,403
	3,745,431	9,921,367

OPERATING EXPENSES:
Selling	2,439,321	3,294,882
General and administrative	2,804,257	3,514,437
Corporate joint venture and holding companies expense	1,427,616	2,873,975
Research and development expense	3,024,205	2,532,791
Loss on impairment	554,000	—
	10,249,399	12,216,085

OPERATING (LOSS) INCOME	(3,549,328)	2,757,344

INTEREST INCOME	6,340	23,815
INTEREST EXPENSE	(132,411)	(123,874)
OTHER INCOME	25,025	28,407
GAIN ON SALE OF ASSETS	—	5,529
MINORITY INTEREST	3,398	32,735

(LOSS) INCOME BEFORE INCOME TAX EXPENSE	(3,646,976)	2,723,956

INCOME TAX (BENEFIT) EXPENSE	(302,000)	170,000

NET (LOSS) INCOME	$(3,344,976)	$2,553,956

NET (LOSS) INCOME PER COMMON SHARE:
Basic	$(0.89)	$0.69
Diluted	$(0.89)	$0.68

WEIGHTED AVERAGE COMMON SHARES ASSUMED OUTSTANDING:
Basic	3,749,012	3,714,940
Diluted	3,749,012	3,757,492

We believe the above presentation would properly provide our financial statement users with relevant information to evaluate the operations of our business.  Both our management and investors indicate the importance of providing gross profit of our North American operations, primarily as a tool to evaluate our manufacturing operations apart from our joint venture activities; and therefore, we believe it is important to continue to provide a line item on our consolidated statements of operations for the gross profit of our North American operations.  Please note that our proposed presentation would continue to show the significance of our joint ventures and holding companies, which we believe are also a critical component of our operating results.  Please also note that we have added separate presentation of our research and development expense in the above proposed presentation.

The above proposed revised presentation of our consolidated statements of operations would result in no change to our gross profit, net (loss) income before taxes, income tax, net (loss) income or net (loss) income per common share.  Research and development expense was previously provided in the notes to our consolidated financial statements.  The remaining changes to the presentation simply represent adjustments to our subtotals and related amounts.  For these reasons, we respectfully request that the Staff permit us to use the above proposed revised presentation of our consolidated statements of operations in our future filings and not insist that we amend our prior filings to reflect such revised presentation or an alternative revised presentation.

Notes to the Financial Statements

1. Nature of Business and Significant Accounting Policies, page 48

5.             Comment:  We note your response to prior comment ten.  Please separately disclose related party product sales to your joint ventures on the face of your annual and quarterly statements of operations.  Also, if applicable, please address in MD&A the extent to which you are recording joint venture fees on a cash basis due to uncertainty regarding collectability.

Response:  As requested, in future annual and quarterly filings we will disclose related party product sales to our joint ventures on the face of our annual and quarterly statements of operations.  Our disclosure of these amounts is shown in our response to your comment number 4.

As requested, in future annual and quarterly filings we will address the extent to which we are recording joint venture fees on a cash basis due to uncertainty regarding collectability in MD&A.

Investments in Corporate Joint Ventures

6.             Comment: We read your response to prior comment 13 and have the following additional comments:

•              We note the required equity disclosures in Rule 8-03 of Regulation S-X; however, we also note the materiality of your corporate joint ventures to your financial condition and results of operations.  Therefore, it appears to us that it may be necessary for you to supplement the required disclosures.  Please provide us the additional information we previously requested.

Response:  We supplementally provide the Staff the following table, which shows the summarized statements of operations and balance sheets of the various corporate joint ventures and holding companies as of February 28, 2010.  Note that there is one joint venture (Germany) that constitutes 29% of total sales generated by corporate joint venture and holding companies and 49% of our investment in corporate joint ventures and holding companies balance as of February 28, 2010.  Generally, the individual statements of operations and balance sheets are proportionately consistent from period to period in comparison to other joint ventures and holding companies.

	Brazil	Czech	Finland	France	Germany	India	Japan
Statement of Operations
Sales	$538,878	$829,063	$1,531,557	$4,466,542	$11,516,993	$2,866,903	$2,524,157
Gross profit	243,473	399,710	749,802	2,472,686	6,360,230	908,635	1,040,125
Operating profit	(28,985)	129,428	108,063	324,810	1,966,377	47,252	88,268
Net income	$(28,421)	$85,323	$80,734	$191,545	$1,462,961	$(6,785)	$90,691

Balance Sheet
Current assets	$610,723	$690,003	$1,509,491	$4,380,853	$14,991,956	$4,219,890	$3,838,974
Total assets	663,423	724,591	2,062,355	4,380,853	17,712,363	5,258,236	3,912,360
Current liabilities	572,165	116,669	48,136	2,432,397	3,142,184	2,444,767	1,489,105
Total liabilities	666,465	227,856	592,643	2,539,462	3,060,467	4,002,791	1,489,105

Total equity	(3,042)	496,736	1,469,712	1,841,392	14,651,896	1,255,446	2,423,255
NTIC Investment	(1,521)	248,369	734,856	920,695	7,325,949	627,724	1,211,627

	Korea	Poland	Polymer Energy	Russia	Sweden	Turkey	UK
Statement of Operations
Sales	$2,410,367	$747,654	$0	$655,821	$1,466,617	$305,630	$955,586
Gross profit	755,978	635,902	0	310,873	738,381	148,484	434,387
Operating profit	65,219	78,680	0	55,185	98,075	58,769	(111,801)
Net income	$70,728	$62,451	$0	$41,518	$105,543	$59,324	$(111,603)

Balance Sheet
Current assets	$1,830,909	$408,671	$0	$439,049	$1,200,810	$461,508	$1,038,621
Total assets	1,907,601	439,288	0	450,471	1,200,810	467,709	1,038,621
Current liabilities	1,001,799	204,875	0	81,047	366,945	244,233	610,345
Total liabilities	1,063,357	212,281	0	236,832	366,945	244,233	610,892

Total equity	844,244	227,007	0	213,639	833,865	223,476	427,729
NTIC Investment	211,061	113,503	0	106,819	416,933	111,738	213,864

	Ukraine	ASEAN	Russia P&G	Zerust CP	Germany 2	Thailand	Remaining Entities
Statement of Operations
Sales	$24,153	$6,475,601	$305	$393,900	$659,784	$1,484,560	$0
Gross profit	7,445	3,461,176	109	100,160	506,028	403,172	0
Operating profit	(195)	1,073,422	(52,351)	33,467	5,254	41,201	0
Net income	$(135)	$824,736	$(65,324)	$33,467	$(11,023)	$39,063	$0

Balance Sheet
Current assets	$27,359	$10,581,999	$8,825	$460,368	$507,515	$205,544	$0
Total assets	35,822	10,852,700	21,121	466,803	1,801,045	337,941	0
Current liabilities	317	2,906,761	4,961	127,633	25,855	417,328	0
Total liabilities	317	3,736,322	4,961	127,633	995,183	432,321	0
	0	0	0			0	0
Total equity	35,505	7,116,378	16,160	339,170	805,862	(94,381)	0
NTIC Investment	17,753	2,257,916	8,080	169,585	322,344	(47,190)	0

•              We note that you periodically evaluate your investments in corporate joint ventures for impairment.  Please explain to us and disclose when and how often this takes place.  Additionally, please explain to us and disclose any facts and circumstances that would warrant a non-periodic evaluation.  Provide us a schedule of your corporate joint venture investment as of your most recent balance sheet date.

Response:  The overall performance of our corporate joint ventures and holding companies as of August 31 are reviewed on an annual basis as a part of our fiscal year end analysis.  Review of quarterly joint venture and holding company operating results and a comparison to historical operating results, accrual for fees for technical support and other services provided to corporate joint ventures and impairment are evaluated upon receipt of quarterly operating results from the entity.  If operating results do not meet financial performance expectations, an additional evaluation is performed on the joint venture.  In addition, non-periodic assessments of impairment may occur between annual evaluation periods if cash remittances are less than accrued balances, joint venture management requests capital or other events occur suggesting an other than temporary decline in value.  We supplementally provide the Staff with the following schedule of our corporate joint venture and holding company investments as of February 28, 2010:

Joint Venture and Holding Company	Dollar Amount of Investment
Japan Investment	$1,211,628
France Investment	920,696
Germany Investment	7,325,950
Sweden Investment	416,933
Brazil Investment	(1,521)
Russia Investment	106,820
Korea Investment	211,062
Finland Investment	734,856
UK Investment	213,864
Czech Rep Investment	248,366
Poland Investment	113,503
Polymer Energy Investment	0

Joint Venture and Holding Company	Dollar Amount of Investment
Thailand Investment	(47,190)
NTI Asean Investment	2,257,920
India Investment	627,723
Turkey Investment	111,733
Ukraine Investment	17,753
Russia - Oil & Gas Investment	8,027
ZERUST Consumer Product Investment	169,585
Mutec (Germany) Investment	322,344

13.  Geographic and Segment Information, page 57

7.             Comment:  Your response to our prior comment 14 indicates that you only include North American operating results in your segment and enterprise-wide disclosures.  Since fees and expenses related to your corporate joint ventures are material to your operations, it appears to us that they should also be included.  In order to help us more clearly understand your segment disclosures, please provide, for the fiscal year ended August 31, 2009 and the period-to-date quarter ended February 28, 2010, copies of the reports reviewed by your chief operating decision maker.

Response:  We supplementally advise the Staff that our fees related to our corporate joint ventures are material to our operations.  For the fiscal year ended August 31, 2009, all of the fees related to our corporate joint ventures were related to our traditional Zerust business.  The six month period ended February 28, 2010 was the first time our operating results included fees not entirely related to our traditional Zerust business.  For the six months ended February 28, 2010, fees related to our corporate joint ventures included fees from our traditional Zerust business of $1,149,338 and fees generated from our Polymer Energy business of $101,587.  We do not consider the fees generated from our Polymer Energy business to be material.  We will revise future filings to reflect the segments that have an impact on our fees if those segments become material.  If fees from more than one segment do not become material, we will revise future filings to note our fees are generated from our Zerust business.

We supplementally advise the Staff that our expenses to support our corporate joint ventures as well as general and administrative expenses are not allocated between segments.  As noted in above response to comment 1, our Polymer Energy business does not typically incur material expenses.  We will revise future filings to note that substantially all of our joint venture expenses are related to our traditional Zerust business.

In addition, we supplementally provide the Staff the following operating activity report, which is the most fundamental report reviewed by our chief operating decision maker.

ZERUST OPERATIONS
NTIC SUMMARY		Joint Ventures	Zerust - North America	Zerust Oil & Gas	Natur Tec	Polymer Energy

NORTH AMERICAN - SALES			XXXXXX	XXXXXX	XXXXXX
COGS			(XXX)	(XXX)	(XXX)
TRADITIONAL GROSS PROFIT			XXX	XXX	XXX

JV ROYALTY & EQUITY INCOME		XXXXXX	0	XXX	XXX	XXX

TOTAL COMPANY PROFIT GENERATED		XXX	XXX	XXX	XXX	XXX

CORPORATE	ACCOUNTING	(XXX)	(XXX)
CORPORATE	EXECUTIVE	(XXX)	(XXX)
CORPORATE	IT	(XXX)	(XXX)
CORPORATE	EFC	0
CORPORATE	MISC G&A	(XXX)
CORPORATE	DIRECTORS	(XXX)
CORPORATE	NEW PROD & BUS DEV.	(XXX)	(XXX)	(XXX)	(XXX)	(XXX)

CIRCLE PINES	OUTSIDE SALES		(XXX)		(XXX)
CIRCLE PINES	MARKETING		(XXX)		(XXX)
CIRCLE PINES	LAB & TS		(XXX)

BEACHWOOD	G&A (Inc/ JVs)	(XXX)
BEACHWOOD	LAB & TS	(XXX)		(XXX)

TOTAL COMPANY EXPENSES		(XXX)	(XXX)	(XXX)	(XXX)	(XXX)

TOTAL COMPANY EBITOI		XXX	XXX	XXX	(XXX)	XXX

We supplementally advise the Staff that our expenses or assets, aside from amounts presented in note 11 to our consolidated financial statements for the fiscal year ended August 31, 2009, are not used in evaluating product performance, nor does such allocation occur for internal financial reporting.  Our operating analysis above includes costs related to our business lines; however, these amounts are not exclusive to the specific business line shown above.  In addition, some of the expenses within a business line are necessary for other business lines to function.  As a result, we do not consider it useful or relevant to track these expenses or provide further segment reporting of our operating expenses, operating income, depreciation, capital expenditures or other information in the notes to our consolidated financial statements.

 * * * * *

In connection with this response, Northern Technologies International Corporation acknowledges that:

1.     Northern Technologies International Corporation is responsible for the adequacy and accuracy of the disclosure in the filing;

2.     Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3.     Northern Technologies International Corporation may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

After you have had an opportunity to review the above response to your comment, please call me at (763) 225-6637 to discuss any further questions or comments you might have concerning the responses contained in this letter.

Very truly yours,

Matthew C. Wolsfeld, CPA

Chief Financial Officer and Corporate Secretary (principal financial officer and principal accounting officer)

cc:	Mark J. Stone, Audit Committee Chair, NTIC
Amy E. Culbert, Oppenheimer Wolff & Donnelly LLP
Michael McKee, Baker Tilly Virchow Krause, LLP